SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/28/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
5,116,434

8. SHARED VOTING POWER
4,744,319

9. SOLE DISPOSITIVE POWER
5,116,434
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,744,319


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
9,860,753 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[X]  See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.88%


14. TYPE OF REPORTING PERSON

IA

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

_______________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,116,434

8. SHARED VOTING POWER
4,744,319

9. SOLE DISPOSITIVE POWER
5,116,434
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,744,319


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
9,860,753 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[X] See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.88%

14. TYPE OF REPORTING PERSON

IN

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
______________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,116,434

8. SHARED VOTING POWER
4,744,319

9. SOLE DISPOSITIVE POWER
5,116,434
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,744,319


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
9,860,753 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[X] See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.88%


14. TYPE OF REPORTING PERSON

IN

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

_____________________________________________________________

1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
5,116,434

8. SHARED VOTING POWER
4,744,319

9. SOLE DISPOSITIVE POWER
5,116,434
_______________________________________________________

10. SHARED DISPOSITIVE POWER
4,744,319


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
9,860,753 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[X] See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.88%

14. TYPE OF REPORTING PERSON

IN

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #12 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION.
On July 28, 2017, Bulldog Investors, LLC entered into a Securities Acquisition Agreement with PJC Investments, LLC ("PJC") and Triax Capital Advisors LLC, whereby PJC, pursuant to its authority under certain Master Transaction Agreements by and among the Issuer, PJC and consenting convertible note holders in connection with a recapitalization of the Issuer (the "Recapitalization"), agreed to designate certain affiliates of Bulldog Investors as investor parties to certain operative agreements entered into to issue securities and to effect such Recapitalization, and Bulldog Investors agreed to cause such affiliates to purchase securities of the Issuer upon the closing of the Recapitalization.

Accordingly, on July 28, 2017, the Recapitalization transaction closed (the "Closing") and the Issuer issued and sold shares of common stock to certain investors, including the Securities to the affiliates of Bulldog Investors as described herein. A copy of the common stock purchase agreement was filed with the SEC on August 1, 2017 as Exhibit 10.1 to the Issuer's Current Report on Form 8-K and is incorporated herein by reference.

Additionally, the Issuer issued to certain investors common stock purchase warrants (the "Warrants") to purchase shares of the Issuer's common stock at an exercise price of $0.20 per share. Certain investment funds managed by Bulldog Investors acquired Warrants to purchase 1,600,000 shares of the Issuer. The Warrants are subject to certain vesting provisions before they become exercisable and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment provisions. A copy of the form of Warrant was filed with the SEC on August 1, 2017 as Exhibit 4.1 to the Issuer's Current Report on Form 8-K and is incorporated herein by reference.

Pursuant to a registration rights agreement (the "Registration Rights Agreement") entered into as of the Closing, the Issuer is required to prepare and file with the SEC a registration statement registering the resale of, among other things, the shares of common stock of the Issuer issued at the Closing, the shares of common stock into which the Warrants may be exercised and shares of common stock into which the Issuer's convertible notes may be converted. A copy of the Registration Rights Agreement was filed with the SEC on August 1, 2017 as Exhibit 10.3 to the Issuer's Current Report on Form 8-K and is incorporated herein by reference.

For a more detailed discussion of the Recapitalization, see the Issuer's Current Report on Form 8-K filed with the SEC on August 1, 2017.

Other than as described in this Schedule 13D, the Reporting Persons do not at the present time have any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although they reserve the right to develop such plans).



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) There are 143,413,844 common shares outstanding as of July 28 2017.
The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of August 7, 2017, Bulldog Investors,
LLC is deemed to be the beneficial owner of 9,860,753 shares of EMGC (representing 6.88% of EMGC's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 9,860,753 shares of EMGC include 5,116,434 shares (representing 3.57% of EMGC's outstanding shares) that are beneficially owned by Messrs. Dakos and Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Messrs. Dakos and Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 9,860,753 shares of EMGC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 4,744,319 shares (representing 3.31% of EMGC's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 5,116,434 shares. Bulldog Investors, LLC has shared power to dispose of and vote 4,744,319 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of EMGC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) During the last 60 days shares of EMGC were purchased via a rights exercise:

Date         	Shares        		Price
7/28/17		5,322,872		$0.20


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See response to Item 4


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.1 	Securities Acquisition Agreement, dated as of July 28, 2017,
		by and among Bulldog Investors, LLC, PJC Investments, LLC, and Triax Capital Advisors LLC (incorporated by reference to
		Exhibit 10.22 to the Schedule 13D filed by PJC Investments, LLC with the SEC on August 7, 2017).

Exhibit 99.2	Common Stock Purchase Agreement (incorporated by reference to
		Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on August 1, 2017).

Exhibit 99.3	Form of Warrant (incorporated by reference to Exhibit 4.1 of
		the Issuer's Current Report on Form 8-K filed with the SEC on August 1, 2017).

Exhibit 99.4	Registration Rights Agreement (incorporated by reference to
		Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on August 1, 2017).



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/9/17

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member